UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 14, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GasLog Partners LP

File No. 001-36433 - CF#37232

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     GasLog Partners LP submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on February 26, 2019.

     Based on representations by GasLog Partners LP that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 4.23   through February 20, 2024

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                         Vanessa Countryman
                         Acting Secretary